AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 2004

Registration No. 333-89179

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 6

TO

FORM S-1

REGISTRATION STATEMENT

ON

FORM S-3

UNDER

THE SECURITIES ACT OF 1933

KNOLOGY, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	58-2424258
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1241 O.G. Skinner Drive

West Point, Georgia 31833

(706) 645-8553

(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT’S PRINCIPAL EXECUTIVE OFFICES)

Chad S. Wachter

Vice President, General Counsel and Secretary

KNOLOGY, INC.

1241 O.G. Skinner Drive

West Point, Georgia 31833

(706) 645-8553

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT’S AGENT FOR SERVICE)

COPIES TO:

David E. Brown, Jr.

ALSTON & BIRD LLP

601 Pennsylvania Ave., N.W.

North Building, 10th Floor

Washington, D.C. 20004

(202) 756-3300

Approximate date of commencement of proposed sale to the public:    AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

261,518 SHARES OF COMMON STOCK

This prospectus relates to the 261,518 shares of common stock, $0.01 par value per share, of Knology, Inc., which are issuable upon the exercise of options distributed by ITC Holding Company, Inc. on February 4, 2000 to ITC Holding option holders. We originally issued 6,258,036 options to purchase shares of our Series A preferred stock. The distribution of options was made in connection with the distribution by ITC Holding of all of its 43,211,531 shares of our Series A preferred stock, which was approximately 90% of the capital stock of Knology, Inc., to ITC Holding stockholders.

On December 23, 2003, we completed a public offering of our common stock, and each share of our Series A preferred stock automatically converted into 0.10371 of a share of our common stock. Additionally each option to a purchase a share of Series A preferred stock is now exercisable for 0.10371 of a share of common stock. The exercise price for each option was also proportionately adjusted. Of the options originally distributed by ITC Holding, options to purchase 261,518 shares of our common stock remain outstanding.

Our common stock is quoted on the Nasdaq Stock Market under the symbol “KNOL”, and the last sale price of our common stock on April 14, 2004 was $8.12.

THE SECURITIES BEING DISTRIBUTED PURSUANT THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING “ RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

April 15, 2004

PROSPECTUS SUMMARY

You should read this summary together with the more detailed information and our financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other factors, the matters set forth in “Risk Factors” beginning on page 5.

Knology, Inc.

We are a fully integrated provider of video, voice, data and advanced communications services to residential and business customers in nine markets in the southeastern United States. We were the 26th largest cable television provider in the United States as of June 2003. As of and for the year ended December 31, 2003, we had approximately 382,000 total connections, our revenues were $172.9 million and we had a net loss of $87.8 million. Video, voice and data revenues accounted for approximately 42%, 40% and 18%, respectively, of our consolidated revenues for the year ended December 31, 2003.

We provide our services over our wholly owned, fully upgraded 750 MHz interactive broadband network. As of December 31, 2003, our network passed approximately 736,000 marketable homes. Our network is designed with sufficient capacity to meet the growing demand for high-speed and high-bandwidth video, voice and data services, as well as the introduction of new communications services.

We have operating experience in marketing, selling, provisioning, servicing and operating video, voice and data systems and services. We have delivered a bundled service offering for six years, and we are supported by a management team with decades of experience operating video, voice and data networks. We provide a full suite of video, voice and data services in Huntsville and Montgomery, Alabama; Panama City, Florida; Augusta, Columbus and West Point, Georgia; Charleston, South Carolina; and Knoxville, Tennessee. We offer video and data services in Pinellas County, Florida and have begun to enhance our network assets in that market to provide voice services. We target markets based on criteria that include population densities and demographic profiles that we believe to be favorable and competitive dynamics that enable us to be the first provider of bundled video, voice and data services in our markets.

We also provide video services in Cerritos, California, but do not currently intend to upgrade or enhance this network to provide additional services. We have previously announced our intention to dispose of our Cerritos, California operations, which we acquired as part of the Verizon Media acquisition described below, but there can be no assurance that we will be able to do so on terms that are attractive to us.

We have built our company through:

•	acquisitions of other cable companies, networks and franchises;

•	upgrades of acquired networks to introduce expanded broadband services, including bundled voice and data services;

•	construction and expansion of our broadband network to offer integrated video, voice and data services; and

•	organic growth of connections through increased penetration of services to new marketable homes and our existing customer base, along with new service offerings.

On December 23, 2003, we completed a public offering of our common stock. Including the shares issued on January 13, 2004, pursuant to the exercise of the underwriters’ over-allotment option, we issued approximately 6.9 million shares at a per share price to the public of $9.00, and our net proceeds were approximately $56.3 million.

In December 2003, we completed the acquisition from Verizon Media Ventures Inc., a wholly owned subsidiary of Verizon Communications Inc., of substantially all of the assets of the cable systems in Pinellas County, Florida and Cerritos, California operated by Verizon Media, including all franchises, leases for real property, customer agreements, accounts receivable, prepaid expenses, inventory and equipment. We also licensed certain intellectual property related to each network and assumed liabilities under acquired contracts, certain current liabilities and certain operating liabilities to the extent they related to the acquired network assets.

We paid an aggregate of approximately $18.8 million in cash in connection with the Verizon Media acquisition, which was funded with the net proceeds of our common stock offering. In connection with the completion of this acquisition, we also issued to a prior prospective purchaser and certain of its employees warrants to purchase one million shares of our common stock with an exercise price of $9.00 per share in exchange for the release of the prospective purchaser’s exclusivity rights with Verizon Media.

Business Strategy

Our goal is to be the leading provider of integrated broadband communications services to residential and business customers in our target markets and to fully leverage the capacity and capability of our interactive broadband network. The key components of our strategy include:

•

Focus on offering fully integrated bundles of video, voice and data services.    Bundling is central to our operating strategy and provides us with meaningful revenue opportunities, enables us to increase penetration and operating efficiencies, facilitates customer service, and reduces customer acquisition and installation costs. We believe that offering customers a bundle of video, voice and data services allows us to maximize the revenue generating capability of our network, increase revenue per customer, provide greater pricing flexibility and promote customer retention.

•	Leverage our broadband network to provide new services. We have completed our network upgrade, which enables us to support advanced communications services and multiple emerging interactive services such as video-on-demand, subscriber video-on-demand, digital video recording, interactive television, IP Centrex services and passive optical network services.

•	Deliver industry leading customer service. We deliver personalized and responsive customer care that promotes customer loyalty. We have introduced a new enterprise management system that will enhance our service capability by providing us with a single platform for sales, provisioning, customer care, trouble ticketing, credit control, scheduling and dispatch of service calls, as well as providing our customers with a single bill for all services. Currently, none of our competitors in our markets provide their customers the option of a single bill for the complete bundle of video, voice and data services offered.

•	Pursue expansion opportunities. We have a history of acquiring, integrating, upgrading and expanding systems, enabling us to offer bundled video, voice and data services and increasing our revenue opportunity, penetration and operating efficiency. To augment our organic growth, we will pursue value-enhancing expansion opportunities, including acquisitions and edge-out expansion in new or existing markets.

Principal Executive Offices

Our principal executive offices are located at 1241 O.G. Skinner Drive, West Point, Georgia 31833, and our telephone number is (706) 645-8553. We maintain a website at www.knology.com where general information about our business is available. The information contained in our website is not a part of this prospectus.

The Distribution

Reasons for the Distribution

In late 1999, we determined that we would need substantial capital in the near future to fund our planned upgrades and expansion. We intended at that time to seek additional capital through private and public equity and debt financings. We determined that our access to capital in the private equity market and our ability to achieve a higher per share value would be enhanced if we no longer had a single stockholder, ITC Holding, holding 90% of our capital stock.

ITC Holding distributed the stock of Knology it held to increase the number of our stockholders while allowing ITC Holding stockholders to maintain directly the interest in Knology that they held indirectly before the distribution. ITC Holding also distributed Knology options to ITC Holding option holders so they could maintain the economic value of their ITC Holding options, which otherwise would have been diluted as a result of the stock distribution.

See the section under the caption “The Distribution” beginning on page 14 for a fuller discussion of the background and reasons for the stock distribution and the option distribution and the terms of the option distribution.

Terms of the Distribution

In the distribution, ITC Holding distributed to its stockholders and option holders all of the 43,211,531 shares of our Series A preferred stock and options to purchase 6,258,036 shares of our Series A preferred stock held by ITC Holding. The distribution was made on February 4, 2000 for option holders and on February 7, 2000 for stockholders.

In the option distribution, option holders received an option to purchase 1.09153 shares of our Series A preferred stock, for every option to purchase one share of common stock of ITC Holding that they owned, with a cash payment of $4.75 per share for any options to purchase a fractional share of Series A preferred stock.

The aggregate exercise price of the Knology options each holder received was 18.6704% of the exercise price of the holder’s ITC Holding option. This percentage was determined by the ITC Holding board of directors at the time of the distribution based upon the percentage of the value of ITC Holding attributable to Knology. The exercise price of each ITC Holding option was decreased to 81.3296% of its original exercise price.

On December 23, 2003, we completed a public offering of our common stock, and each share of our Series A preferred stock automatically converted into 0.10371 of a share of our common stock. Additionally each option to a purchase a share of Series A preferred stock is now exercisable for 0.10371 of a share of common stock. The exercise price for each option was also proportionately adjusted. Of the options originally distributed by ITC Holding, options to purchase 261,518 shares of our common stock remain outstanding.

The Distribution May Have Income Tax Consequences to You

The following summarizes the material federal income tax consequences of the distribution. You should review this section carefully.

The tax treatment of the option holders was not the subject of any IRS rulings. We received an opinion from Arthur Andersen LLP, our independent accountants at the time of the distribution, in connection with the issuance of the Knology options.

The tax opinion provides as follows:

1. What was the federal tax effect of the distribution of Knology stock options to ITC Holding employees who held ITC Holding incentive stock options?

•	The distribution of Knology stock options to ITC Holding employees holding ITC Holding incentive stock options was not a taxable event.

•	The Knology stock options distributed were more likely than not incentive stock options. In the case of incentive stock options that do not subsequently become nonqualified, there will be a taxable event at the time the stock underlying the options is sold based upon the difference between the fair market value of the stock at the date of sale and the exercise price. Alternative minimum tax may also apply when incentive stock options are exercised.

•	If the IRS were to recharacterize the Knology stock options as nonqualified options, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

•	Even if the Knology stock options distributed were incentive stock options, they became nonqualified options on May 4, 2000 (three months after the distribution). The conversion to a nonqualified stock option was not a taxable event. With a nonqualified stock option, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

2. What was the federal tax effect of the distribution of Knology stock options to Knology employees who held ITC Holding incentive stock options?

•	The distribution of Knology stock options to Knology employees holding ITC Holding incentive stock options was not a taxable event.

•	The Knology options distributed should be incentive stock options. In the case of incentive stock options that do not subsequently become nonqualified, there will be a taxable event at the time the stock underlying the options is sold based upon the difference between the fair market value of the stock at the date of sale and the exercise price. Alternative minimum tax may also apply when incentive stock options are exercised.

•	If the IRS were to recharacterize the Knology stock options as nonqualified options, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

3. What was the federal tax effect of the distribution of the Knology stock options to nonemployees and employees of ITC Holding and Knology who held nonqualified stock options?

•	The distribution of Knology stock options to nonemployees and employees holding nonqualified stock options of ITC Holding was not a taxable event.

•	The Knology stock options are treated as nonqualified stock options.

•	With a nonqualified stock option, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

Based on then existing Internal Revenue Code and tax regulations, Arthur Andersen LLP issued a “more likely than not” opinion on whether the options are incentive stock options in the first item above and a “should” opinion on whether the options are incentive stock options in the remaining items above. Arthur Andersen LLP was not able to issue a “will” opinion since the Internal Revenue Code, regulations, or guidance issued by the Internal Revenue Service (including revenue rulings and revenue procedures) are not identical to facts and circumstances pertaining to the transactions of ITC Holding and Knology. However, Arthur Andersen LLP was unaware of the IRS making an argument inconsistent with its opinion in the context of a transaction such as the distribution. In addition, since the Internal Revenue Code, regulations, or guidance issued by the Internal Revenue Service (including revenue rulings and revenue procedures) did not specify whether or not a particular regulation applies to the specifics of the distribution, and the IRS may interpret the regulation as applying to the distribution, Arthur Andersen was not able to provide a “should” opinion on whether the options are incentive stock options in the first item above.

The potential tax consequences for holders of options and the related risks are discussed in detail below under the caption “Material Federal Income Tax Consequences of the Distribution” beginning on page 17. That section also contains a discussion of the tax treatment of incentive stock options and nonqualified stock options.

RISK FACTORS

The securities being distributed by this prospectus involve a high degree of risk, including the risks and uncertainties described below. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks actually occur, our business prospects, financial condition and results of operations could be materially adversely affected. In any such case, you could lose all of your investment in our company.

Risks Related to Our Business

We have a history of net losses and may not be profitable in the future.

As of December 31, 2003, we had an accumulated deficit of $397.9 million. We expect to incur net losses for the next several years as our business matures. Our ability to generate profits and positive cash flow from operating activities will depend in large part on our ability to increase our revenues to offset the costs of operating our network and providing services. If we cannot achieve operating profitability or positive cash flow from operating activities, our business, financial condition and operating results will be adversely affected.

The demand for our bundled broadband communications services may be lower than we expect.

The demand for video, voice and data services, either alone or as part of a bundle, cannot readily be determined. Our business could be adversely affected if demand for bundled broadband communications services is materially lower than we expect. If the markets for the services we offer, including voice and data services, fail to develop, grow more slowly than anticipated or become saturated with competitors, our ability to generate revenue will suffer.

Competition from other providers of video services could adversely affect our results of operations.

To be successful, we will need to retain our existing video customers and attract video customers away from our competitors. Some of our competitors have advantages over us, such as long-standing customer relationships, larger networks, and greater experience, resources, marketing capabilities and name recognition. In addition, a continuing trend toward business combinations and alliances in the cable television area and in the telecommunications industry as a whole may create significant new competitors for us. In providing video service, we currently compete with Bright House Networks, or Bright House, Charter Communications Inc., or Charter, Comcast Corporation, or Comcast, Mediacom Communications Corporation, or Mediacom, and Time Warner Cable Inc., or Time Warner. We also compete with satellite television providers, including DirecTV, Inc., or DirecTV, and Echostar Communications Corporation, or Echostar. Legislation now allows satellite television providers to offer local broadcast television stations. This may reduce our current advantage over satellite television providers and our ability to attract and maintain customers.

The providers of video services in our markets have, from time to time, adopted promotional discounts. We expect these promotional discounts in our markets to continue into the foreseeable future and additional promotional discounts may be adopted. We may need to offer additional promotional discounts to be competitive, which could have an adverse impact on our revenues. In addition, incumbent local phone companies may market video services in their service areas to provide a bundle of services. BellSouth Corporation, or BellSouth, has announced a strategic marketing alliance with DirecTV to jointly market voice and video services. If telephone service providers offer video services in our markets, it could increase our competition for our video and voice services and for our bundled services.

Competition from other providers of voice services could adversely affect our results of operations.

In providing local and long-distance telephone services, we compete with the incumbent local phone company in each of our markets. We are not the first provider of telephone services in most of our markets and we therefore must attract customers away from other telephone companies. BellSouth and Verizon are the primary incumbent local exchange carriers in our targeted region. They offer both local and long-distance services in our markets and are particularly strong competitors. We also compete with a number of providers of long-distance telephone services, such as AT&T Corp., or AT&T, Bellsouth, MCI, Inc., or MCI, Sprint Corporation, or Sprint, and Verizon. Our other competitors include competitive local exchange carriers, which are local phone companies other than the incumbent phone company that provide local telephone services and access to long-distance services over their own networks or over networks leased from other companies, and wireless telephone carriers. In the future, we may face other competitors, such as cable television service operators who have announced their intention to offer telephone services with Internet-based telephony. If cable operators offer voice services in our markets, it could increase competition for our bundled services.

The past several years have seen the emergence in our markets of carriers relying on the so-called unbundled network element platform obtained from incumbent local exchange carriers under Section 251(c)(3) of the Communications Act of 1934 and the Federal Communications Commission’s, or FCC’s, implementing regulations. Some of these carriers have been successful in capturing market share in a relatively short period of time. In the FCC’s Triennial Review Order, the framework was established whereby the obligations of incumbent local exchange carriers to continue to make available the unbundled network element platform may be eliminated in the future subject to certain conditions being satisfied and certified by state public service commissions. It is difficult at this time to determine the extent to which competition from unbundled network element platform providers in our markets may intensify or diminish and it is impossible to predict, in the event that the unbundled network element platform is no longer available in certain markets in the future, whether and which unbundled network element platform-based carriers will successfully transition to other means of serving their local exchange customers.

Competition from other providers of data services could adversely affect our results of operations.

Providing data services is a rapidly growing business and competition is increasing in each of our markets. Some of our competitors have advantages over us, such as greater experience, resources, marketing capabilities and name recognition. In providing data services, we compete with:

•	traditional dial-up Internet service providers;

•	incumbent local exchange carriers that provide dial-up and digital subscriber line, or DSL, services;

•	providers of satellite-based Internet access services;

•	competitive local exchange carriers; and

•	cable television companies.

In addition, some providers of data services have reduced prices and engaged in aggressive promotional activities. We expect these price reductions and promotional activities to continue into the foreseeable future and additional price reductions may be adopted. We may need to lower our prices for data services to remain competitive.

Our operations could be adversely affected if we are unable to implement our new enterprise management system effectively.

We are currently implementing a new enterprise management system that provides a single bill to our customers, regardless of which bundle of broadband services our customers receive. Billing is central to the customer experience and affects our relationship with our customers and our ability to cross sell our services. Should this new system fail or experience errors, it could have an adverse effect on our business. The new system also affects other operational processes, including dispatch, collection, write-off procedures, provisioning, customer service and credit. Although we have successfully converted seven of our markets to the new system, we have a significant number of customers in the two remaining markets we intend to convert. We may not implement the new system successfully or our implementation may take longer or be more expensive than we currently expect.

Our programming costs are increasing, which could reduce our gross profit.

Programming has been our largest single operating expense and we expect this to continue. In recent years, the cable industry has experienced rapid increases in the cost of programming, particularly sports programming. Our relatively small base of subscribers limits our ability to negotiate lower programming costs. We expect these increases to continue, and we may not be able to pass our programming cost increases on to our customers. In addition, as we increase the channel capacity of our systems and add programming to our expanded basic and digital programming tiers, we may face additional market constraints on our ability to pass programming costs on to our customers. Any inability to pass programming cost increases on to our customers would have an adverse impact on our gross profit.

Programming exclusivity in favor of our competitors could adversely affect the demand for our video services.

We obtain our programming by entering into contracts or arrangements with programming suppliers. A programming supplier could enter into an exclusive arrangement with one of our video competitors that could create a competitive advantage for that competitor by restricting our access to this programming. If our ability to offer popular programming on our cable television systems is restricted by exclusive arrangements between our competitors and programming suppliers, the demand for our video services may be adversely affected and our cost to obtain programming may increase.

The rates we pay for pole attachments may increase significantly.

The rates we must pay utility companies for space on their utility poles is the subject of frequent disputes. If the rates we pay for pole attachments were to increase significantly or unexpectedly, it would cause our network to be more expensive to operate. It could also place us in a competitive disadvantage to video and telecommunications service providers who do not require, or who are less dependent upon, pole attachments, such as satellite providers and wireless voice service providers. See “Legislation and regulation—Federal regulation—Regulation of cable services—Pole attachments” for more information.

Loss of interconnection arrangements could impair our telephone service.

We rely on other companies to connect our local telephone customers with customers of other local telephone providers. We presently have access to BellSouth’s telephone network under a nine-state interconnection agreement, which expires in September 2005. We have access to Verizon’s telephone network in Florida under an interconnection agreement covering Florida, which expires in August 2004. If either interconnection agreement is not renewed, we will have to negotiate another interconnection agreement with the respective carrier. The renegotiated agreement could be on terms less favorable than our current terms.

It is generally expected that the Telecommunications Act of 1996 will continue to undergo considerable interpretation and implementation, which could have a negative impact on our interconnection agreements with BellSouth and Verizon. It is also possible that further amendments to the Communications Act of 1934 may be enacted which could have a negative impact on our interconnection agreements with BellSouth and Verizon. The contractual arrangements for interconnection and access to unbundled network elements with incumbent carriers generally contain provisions for incorporation of changes in governing law. Thus, future FCC, state public service commission and/or court decisions may negatively impact the rates, terms and conditions of the interconnection services we have obtained and may seek to obtain under these agreements, which could adversely affect our business, financial condition or results of operations. Our ability to compete successfully in the provision of services will depend on the nature and timing of any such legislative changes, regulations and interpretations and whether they are favorable to us or to our competitors. See “Legislation and regulation” for more information.

We could be hurt by future interpretation or implementation of regulations.

The current communications and cable legislation is complex and in many areas sets forth policy objectives to be implemented by regulation, at the federal, state, and local levels. It is generally expected that the Communications Act of 1934, as amended, the Telecommunications Act of 1996 and implementing regulations and decisions, as well as applicable state laws and regulations, will continue to undergo considerable interpretation and implementation. Regulations that enhance the ability of certain classes of our competitors, or interpretation of existing regulations to the same effect, would adversely affect our competitive position. It is also possible that further amendments to the Communications Act of 1934 and state statutes to which we or our competitors are subject may be enacted. Our ability to compete successfully will depend on the nature and timing of any such legislative changes, regulations, and interpretations and whether they are favorable to us or to our competitors. See “Legislation and Regulation” for more information.

We operate our network under franchises that are subject to non-renewal or termination.

Our network generally operates pursuant to franchises, permits or licenses typically granted by a municipality or other state or local government controlling the public rights-of-way. Often, franchises are terminable if the franchisee fails to comply with material terms of the franchise order or the local franchise authority’s regulations. Although none of our existing franchise or license agreements have been terminated, and we have received no threat of such a termination, one or more local authorities may attempt to take such action. We may not prevail in any judicial or regulatory proceeding to resolve such a dispute.

Further, franchises generally have fixed terms and must be renewed periodically. Local franchising authorities may resist granting a renewal if they consider either past performance or the prospective operating proposal to be inadequate. In a number of jurisdictions, local authorities have attempted to impose rights-of-way fees on providers that have been challenged as violating federal law. A number of FCC and judicial decisions have addressed the issues posed by the imposition of rights-of-way fees on competitive local exchange carriers and on video distributors. To date, the state of the law is uncertain and may remain so for some time. We may become subject to future obligations to pay local rights-of-way fees which are excessive or discriminatory.

The local franchising authorities can grant franchises to competitors who may build networks in our market areas. Local franchise authorities have the ability to impose regulatory constraints or requirements on our business, including constraints and requirements that could materially increase our expenses. In the past, local franchise authorities have imposed regulatory constraints, by local ordinance or as part of the process of granting or renewing a franchise, on the construction of our network. They have also imposed requirements on the level of customer service we provide, as well as other requirements. The local franchise authorities in our new markets may also impose regulatory constraints or requirements, which could increase our expenses in operating our business.

We may not be able to obtain telephone numbers for new voice customers in a timely manner.

In providing voice services, we rely on access to numbering resources in order to provide our customers with telephone numbers. A shortage of or a delay in obtaining new numbers from numbering administrators, as has sometimes been the case for local exchange carriers in the recent past, could adversely affect our ability to expand into new markets or enlarge our market share in existing markets.

Substantially all of our voice traffic passes through one of our two switches located in west point, georgia and nearby huguley, alabama, and these switches may fail to operate.

Substantially all of our voice traffic passes through one of our two switches located in West Point, Georgia and nearby Huguley, Alabama. If one or both of our switches were to fail to operate, a portion or all of our customers would not be able to access our voice services, which likely would damage our relationship with our customers and could adversely affect our business.

We may encounter difficulties in implementing and developing new technologies.

We have invested in advanced technology platforms that support advanced communications services and multiple emerging interactive services, such as video-on-demand, subscriber video-on-demand, digital video recording, interactive television, IP Centrex services and passive optical network services. We have also invested in our new enterprise management system. However, existing and future technological implementations and developments may allow new competitors to emerge, reduce our network’s competitiveness or require expensive and time-consuming upgrades or additional equipment, which may also require the write-down of existing equipment. In addition, we may be required to select in advance one technology over another and may not choose the technology that is the most economic, efficient or attractive to customers. We may also encounter difficulties in implementing new technologies, products and services and may encounter disruptions in service as a result.

Our substantial indebtedness may adversely affect our cash flows, future financing and flexibility.

As of December 31, 2003, we had approximately $275.6 million of outstanding indebtedness, including accrued interest, and our stockholders’ equity was $150.1 million. We currently pay interest in cash on our credit facilities and will be required to pay interest in cash on our outstanding 12% senior notes due 2009 beginning in November 2004. We may incur additional indebtedness in the future. Our level of indebtedness could adversely affect our business in a number of ways, including:

•	we may have to dedicate a significant amount of our available funding and cash flow from operating activities to the payment of interest and the repayment of principal on outstanding indebtedness;

•	depending on the levels of our outstanding debt, we may have trouble obtaining future financing for working capital, capital expenditures, general corporate and other purposes;

•	high levels of indebtedness may limit our flexibility in planning for or reacting to changes in our business; and

•	increases in our outstanding indebtedness and leverage will make us more vulnerable to adverse changes in general economic and industry conditions, as well as to competitive pressure.

We may not be able to make future principal and interest payments on our debt.

Our earnings were not sufficient to cover our fixed charges in each year of the six-year period ended December 31, 2003. Additionally, we currently do generate sufficient cash flow from operating activities to service our debt. Our ability to make future principal and interest payments on our debt depends upon our future performance, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we cannot grow and generate sufficient cash flow from operating activities to service our debt payments, we may be required, among other things to:

•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of our debt;

•	sell selected assets; or

•	reduce or delay planned capital expenditures.

These measures may not be sufficient to enable us to service our debt. In addition, any such financing, refinancing or sale of assets may not be available on commercially reasonable terms, or at all.

Restrictions on our business imposed by our debt agreements could limit our growth or activities.

Our indenture and our credit agreements place operating and financial restrictions on us and our subsidiaries. These restrictions, and any restrictions created by future financings, will affect our and our subsidiaries’ ability to, among other things:

•	incur additional debt or issue mandatorily redeemable equity securities;

•	create liens on our assets;

•	make certain loans, investments and capital expenditures;

•	use the proceeds from any sale of assets;

•	make distributions on or redeem our stock;

•	consolidate, merge or transfer all or substantially all our assets;

•	enter into transactions with affiliates;

•	utilize revenues except for specified uses; and

•	utilize excess liquidity except for specified uses.

In addition, our existing credit facilities require us to maintain specified financial ratios, such as a maximum leverage ratio and a minimum debt service coverage ratio. We are also required to maintain a minimum level of liquidity. These limitations may affect our ability to finance our future operations or to engage in other business activities that may be in our interest. If we violate any of these restrictions or any restrictions created by future financings, we could be in default under our agreements and be required to repay our debt immediately rather than at scheduled maturity.

We may encounter difficulties expanding into additional markets.

To expand into additional cities we will have to obtain pole attachment agreements, construction permits, telephone numbers, franchises and other regulatory approvals. Delays in entering into pole attachment agreements, receiving the necessary construction permits and conducting the construction itself have adversely affected our schedule in the past and could do so again in the future. Difficulty in obtaining numbering resources may also adversely affect our ability to expand into new markets. Further, as we are currently experiencing in Louisville, we may face legal or similar resistance from competitors who are already in these markets. See “Item 3—Legal Proceedings.” For example, a competitor may oppose or delay our franchise application or our request for pole attachment space. These difficulties could significantly harm or delay the development of our business in new markets.

It may take us longer to construct our network than anticipated, which could adversely affect our growth, financial condition and results of operations.

When we enter new markets or upgrade or expand our network in existing markets, we project the capital expenditures that will be required based in part on the amount of time necessary to complete the construction or upgrade of the network and the difficulty of such construction. For example we currently expect to spend approximately $37.7 million in capital expenditures in 2004 to enhance the network assets in Pinellas County Florida acquired from Verizon Media. If construction lasts longer than anticipated or is more difficult than anticipated, our capital expenditures could be significantly higher, which could adversely affect our growth, financial condition or results of operations.

It may take us longer to increase connections than anticipated.

When we enter new markets or expand existing markets, we project the amount of revenue we will receive in such markets based in part on how quickly we are able to generate new connections. If we are not able to generate connections as quickly as anticipated, we will not be able to generate revenue in such markets as quickly as anticipated, which could adversely affect our growth, financial condition or results of operations.

We may not be able to integrate successfully the businesses acquired in the verizon media acquisition.

We have completed the acquisition of the Verizon Media cable systems in Cerritos, California and Pinellas County, Florida and now operate in two new markets. These two markets added approximately 287,000 marketable homes passed, approximately 50,000 video connections and approximately 9,000 data connections to our network. Our future growth and profitability will depend in part on the success of our integration of the operations of the Verizon Media businesses into our operations. Our ability to successfully integrate such operations will depend on a number of factors, including our ability to devote adequate personnel to the integration process, while still managing our current operations effectively. We may experience difficulties in integrating the acquired business, which could increase our costs or adversely impact our ability to operate our business.

Future acquisitions and joint ventures could strain our business and resources.

If we acquire existing companies or networks or enter into joint ventures, we may:

•	miscalculate the value of the acquired company or joint venture;

•	divert resources and management time;

•	experience difficulties in integrating the acquired business or joint venture with our operations;

•	experience relationship issues, such as with customers, employees and suppliers, as a result of changes in management;

•	incur additional liabilities or obligations as a result of the acquisition or joint venture; and

•	assume additional financial burdens or dilution in connection with the transaction.

Additionally, ongoing consolidation in our industry may be shrinking the number of attractive acquisition targets.

We depend on the services of key personnel to implement our strategy. if we lose the services of our key personnel or are unable to attract and retain other qualified management personnel, we may be unable to implement our strategy.

Our business is currently managed by a small number of key management and operating personnel. We do not have any employment agreements with, nor do we maintain “key man” life insurance policies on, these or any other employees. The loss of members of our key management and certain other members of our operating personnel could adversely affect our business.

Our ability to manage our anticipated growth depends on our ability to identify, hire and retain additional qualified management personnel. While we are able to offer competitive compensation to prospective employees, we may still be unsuccessful in attracting and retaining personnel which could affect our ability to grow effectively and adversely affect our business.

Since our business is concentrated in specific geographic locations, our business could be hurt by a depressed economy and natural disasters in these areas.

We provide our services to areas in Alabama, Florida, Georgia, South Carolina and Tennessee, which are all in the southeastern United States, as well as California. A stagnant or depressed economy in the United States and the southeastern United States in particular could affect all of our markets, and adversely affect our business and results of operations.

Our success depends on the efficient and uninterrupted operation of our communications services. Our network is attached to poles and other structures in our service areas, and our ability to provide service depends on the availability of electric power. A tornado, hurricane, flood or other natural catastrophe in one of these areas could damage our network, interrupt our service and harm our business in the affected area. In addition, many of our markets are close together, and a single natural catastrophe could damage our network in more than one market.

Risks Related to Relationships with Stockholders, Affiliates and Related Parties

A small number of stockholders control a significant portion of our stock and could exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.

As of January 31, 2004, SCANA Communications Holdings, Inc., or SCANA, our largest stockholder, owned approximately 12.0% of our outstanding voting stock. Additionally, private equity funds affiliated with Whitney & Co., LLC, or Whitney, and The Blackstone Group L.P., or Blackstone, both of which currently have representation on our board of directors, owned approximately 7.4% and 5.6% of our outstanding voting stock, respectively. Further, approximately 6.0% of our outstanding voting stock was owned by Campbell B. Lanier, III, the chairman of our board of directors, and members of Mr. Lanier’s immediate family. As a result, these stockholders have significant voting power with respect to the ability to:

•	authorize additional shares of capital stock or otherwise amend our certificate of incorporation or bylaws;

•	elect our directors; or

•	effect a merger, sale of assets or other corporate transaction.

The extent of ownership by these stockholders may also discourage a potential acquirer from making an offer to acquire us. This could reduce the value of our stock.

Some of our major stockholders own stock in our competitors and may have conflicts of Interest.

Some of our major stockholders, including SCANA, Whitney, Blackstone and Mr. Lanier, own or in the future may own interests in companies that may compete with us. When the interest of one of our competitors differs from ours, these stockholders may support our competitor or take other actions that could adversely affect our interests.

Risks Related to Our Securities

A market for our common stock may not be sustained.

Before the public offering, there was no public trading market for our common stock, and a market may not be sustained. If a market is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. It is possible that in some future quarter our operating results may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

We do not currently intend to pay dividends on our common stock.

Our indenture and credit facilities limit our ability to pay dividends and make distributions to our stockholders. In addition, the continued expansion of our business will require substantial funding. Accordingly, we do not currently anticipate paying any dividends on shares of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

The value of our stock could be hurt by substantial price fluctuations.

The value of our capital stock could be subject to sudden and material increases and decreases. The value of our stock could fluctuate in response to:

•	our quarterly operating results;

•	changes in our business;

•	changes in the market’s perception of our bundled services;

•	changes in the businesses or market perceptions of our competitors; and

•	changes in general market or economic conditions.

In addition, the stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the value of securities of many companies. The changes often appear to occur without regard to specific operating performance. The value of our capital stock could increase or decrease based on change of this type. These fluctuations could materially reduce the value of our stock. Fluctuations in the value of our stock will also affect the value of our outstanding warrants and options, which may adversely affect stockholders equity, net income or both.

The federal income tax consequences of the distribution to itc holding option holders are not covered by IRS rulings and are subject to uncertainty.

The tax treatment of the ITC Holding option holders was not the subject of any IRS rulings. A tax opinion merely represents the opinion giver’s best judgment with respect to the probable outcome and may be incorrect. The tax opinion contains qualifications and therefore is subject to uncertainty. The opinion we received from Arthur Andersen LLP, our independent accountants, in connection with the issuance of the options to purchase shares of our Series A preferred stock was a “more likely than not” opinion on whether the options are incentive stock options in one case addressed by the opinion and a “should” opinion on whether the options are incentive stock options in the remaining cases. The opinion is therefore subject to uncertainty. Arthur Andersen LLP was not able to issue a more certain “will” opinion since the Internal Revenue Code, regulations, or guidance issued by the Internal Revenue Service are not identical to the facts and circumstances pertaining to the distribution. In addition, since the Internal Revenue Code, regulations, or guidance issued by the Internal Revenue Service, including revenue rulings and revenue procedures, did not specify whether or not a particular regulation applies to the specifics of the distribution, and the IRS may interpret the regulation as applying to the distribution, Arthur Andersen was not able to provide a “should” opinion on whether the options are incentive stock options in one of the cases addressed by the opinion.

The tax opinion identified a risk of recharacterization of the tax treatment of the Knology stock options. If the tax opinion is incorrect and the options ultimately are recharacterized by the IRS as nonqualified stock options, the tax treatment of the options will change. A taxable event would occur when the options are exercised rather than when the underlying stock is sold.

Forward-looking statements should be read with caution.

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 Statements in this prospectus that are not historical facts are “forward-looking statements.” Such forward-looking statements include those relating to:

•	plans to develop future networks and upgrade facilities;

•	the market opportunity presented by markets we have targeted;

•	future business developments;

•	the current and future markets for our services and products;

•	our anticipated capital expenditures;

•	our anticipated sources of capital and other funding;

•	the effects of regulatory changes on our business;

•	competitive and technological developments;

•	possible acquisitions and alliances; and

•	projected revenues, liquidity, interest costs and income.

The words “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “could,” “plan” and similar expressions are intended to identify forward-looking statements. Wherever they occur in this prospectus or in other statements attributable to us, forward-looking statements are necessarily estimates reflecting our best judgment. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The most significant of these risks, uncertainties and other factors are discussed above. We caution you to carefully consider these risks and not to place undue reliance on our forward-looking statements. Except as required by law, we assume no responsibility for updating any forward-looking statements.

THE DISTRIBUTION

Terms of the Distribution

In the distribution, ITC Holding distributed to its stockholders and option holders all of its 43,211,531 shares of our Series A preferred stock and options to purchase 6,258,036 shares of our Series A preferred stock. ITC Holding no longer owns any shares of our Series A preferred stock or options to purchase any of our Series A preferred stock.

Rationale of the Option Distribution. The ITC Holding options were all issued to employees of ITC Holding or its subsidiaries and, in a few cases, to nonemployee directors or consultants, in connection with the performance of services. Pursuant to the terms of the ITC Holding options, adjustments are to be made to maintain the value of the options if a transaction such as the distribution of our stock by ITC Holding occurs.

ITC Holding determined that, with respect to each option holder, the adjustment for the distribution would take the form of

•	the distribution of an option to purchase 1.09153 shares of our Series A preferred stock for each option to purchase one share of ITC Holding common stock held prior to the distribution, and

•	the adjustment of the exercise price of the options to purchase the ITC Holding common stock held prior to the distribution such that the aggregate spread in the options to purchase ITC Holding stock and the options to purchase our stock is equal to the aggregate spread in the options to purchase the ITC Holding stock immediately prior to the distribution. The aggregate spread means the aggregate difference between the exercise price and the fair market value of the stock underlying the options at the time of the distribution.

The ITC Holding Option Holders. The holders of outstanding ITC Holding options at the time of the distribution were generally current and former employees of ITC Holding, its various subsidiaries or its former subsidiaries. A few options were held by current or former nonemployee directors or consultants to ITC Holding, its subsidiaries or its former subsidiaries.

ITC Holding did not wish its employees and other option holders to suffer dilution in the value of their options as a result of the distribution, or to create an incentive for option holders to exercise their ITC Holding options prior to the distribution. ITC Holding therefore made a special distribution of the Knology options to ITC Holding option holders and adjusted the exercise price of ITC Holding options held prior to the distribution.

Terms of the Option Distribution. ITC Holding distributed to each of the 861 ITC Holding option holders as of December 15, 1999 an option to purchase 1.09153 shares of our Series A preferred stock for each option to purchase one share of ITC Holding common stock then outstanding. The exercise price of each of these options was determined by ITC Holding by multiplying the percentage of ITC Holding’s value attributed to us for purposes of the distribution, 18.6704%, by the exercise price of the ITC option to which the Knology option related. This determination was made under the ITC Holding option plan or option agreements under the authority of the ITC Holding board of directors, and any authorized committee of that board, to make appropriate adjustments under that plan or option agreements. The option agreements evidencing the Knology options distributed in the distribution reflected this determination.

The percentage of the value of ITC Holding attributable to us for purposes of the distribution was 18.6704%. Accordingly, the exercise price of each Knology option is 18.6704% of the exercise price of the holder’s ITC Holding option. The exercise price of the ITC Holding option has been decreased by that amount to 81.3296% of its original exercise option price.

ITC Holding did not issue any fractional interests in our options as part of the distribution. Cash in the amount of $4.75 per share was paid in lieu of fractional options.

Since the option holder was intended to have the same economic value and rights after the distribution as before, the provisions of the Knology option distributed resembled closely those of the ITC Holding option held prior to the distribution. The option terms for vesting and expiration of each individual Knology option matched the terms of the existing ITC Holding option to which it related. Knology options relating to older ITC Holding options generally were more fully vested and expired sooner, and Knology options relating to more recently granted ITC Holding options generally were less fully vested and expired later.

The Knology, Inc. Spin-off Plan. The Knology options are covered by a stock option plan, the Knology, Inc. spin-off plan, created solely for the options covered by the distribution. The Knology, Inc. spin-off plan is substantively the same as the ITC Holding stock option plan under which the ITC Holding stock options were granted. The plan is solely for holders of outstanding but unexercised ITC Holding options who received options in the distribution. We originally reserved 6,238,036 shares of our Series A preferred stock for use under the plan. We currently have reserved 261,518 shares of common stock for use under the plan. The effective date of the plan was December 22, 1999.

For purposes of the Knology, Inc. spin-off plan, an optionee who was employed by or provided services to ITC Holding or any of its affiliates immediately following the distribution and who continued to be employed by or provide services to such company or any of its affiliates following the distribution will not be considered to have terminated employment with our company.

No option granted under the Knology, Inc. spin-off plan is transferable by an optionee, and each option is exercisable during an optionee’s lifetime only by the optionee. Our board of directors will adjust the number of shares of stock reserved under the Knology, Inc. spin-off plan, the number of shares of stock underlying options granted under the plan and the exercise price of such options to reflect any recapitalization, reclassification, stock split, stock dividend or a similar transaction.

If we agree to sell substantially all of our assets or agree to a merger, consolidation, or other corporate transaction in which our stock is converted into another security, and the transaction agreement does not provide for the assumption or substitution of the options granted under the Knology, Inc. spin-off plan, our board of directors may decide to cancel the options granted under the plan. If our board of directors cancels these options, an optionee will receive the same consideration he or she otherwise would receive as one of our stockholders in connection with such transaction, as if he or she had exercised his or her options.

Our board of directors may amend the Knology, Inc. spin-off plan from time to time to the extent that the board deems the amendment necessary or appropriate. Our board of directors will not have the right unilaterally to modify, amend or cancel any option that has been granted unless

•	the optionee consents in writing to the modification, amendment or cancellation; or

•	there is a dissolution or liquidation of Knology or a sale or merger as described above.

Acquisition of the Knology Options by ITC Holding. As discussed above, the economic effect of the option distribution was essentially to split the ITC Holding options held prior to the distribution into two parts, a modified ITC Holding option and a Knology option that collectively had the same value as the ITC Holding option held prior to the distribution. However, ITC Holding did not have the power to grant Knology options and had to obtain them from Knology to carry out the option distribution.

In many spin-offs, the parent company owns 100% of the subsidiary being spun off and simply causes the subsidiary to issue options to the parent company’s option holders. In this case, since Knology had stockholders other than ITC Holding at the time of the spin-off, ITC Holding purchased the options from Knology for fair value.

ITC Holding, through its subsidiary InterCall, acquired the Knology options that it distributed to you by converting a loan to Knology into options. In December 1999, InterCall entered into a loan agreement with Knology under which InterCall loaned Knology approximately $29.7 million. The note issued under the loan agreement provided that InterCall could elect, in lieu of repayment, to convert the amount outstanding under the note into options to purchase shares of Knology Series A preferred stock. Prior to the distribution the entire amount of the note was converted into options to purchase 6,258,036 shares of Knology Series A preferred stock. InterCall distributed the Knology options to ITC Holding, which then distributed them to ITC Holding option holders in the distribution.

As mentioned above, ITC Holding needed to set an appropriate exercise price for each Knology option to effect the allocation of the aggregate exercise price of the ITC Holding option held prior to the distribution over the modified ITC Holding option and a Knology option. ITC Holding also needed to ensure that the option terms for vesting and termination for each individual Knology option, and all the other provisions of the option, matched the terms of ITC Holding options held prior to the distribution to which they relate. The loan note therefore provided that ITC Holding had the right to specify the terms of the Knology options, including the exercise price and option terms for vesting and termination.

Residual Note. When InterCall converted its loan into Knology options and assigned the Knology options to ITC Holding, ITC Holding received a residual note which provides that Knology would pay to ITC Holding any proceeds received by Knology from the exercise of Knology options distributed in the option distribution. When ITC Holding was purchased by West Corporation in May 2003, this note was assigned to Magnolia Holding Company LLC, a limited liability company in which many of the former ITC Holding stockholders are members. In the event of a cashless exercise of any of the Knology options, Knology must pay to Magnolia Holding in cash an amount equal to the exercise price. InterCall paid $4.75 for each share subject to a Knology option, which was the value placed on the shares underlying the options for purposes of the distribution, as discussed above. The parties agreed as part of the conversion transaction that Knology would pay the option exercise prices to ITC Holding when they were received by Knology. The residual note evidences this agreement. Under the residual note no amount is due to Magnolia Holding from Knology in the event of an option expiring or terminating.

On December 23, 2003, we completed a public offering of our common stock, and each share of our Series A preferred stock automatically converted into 0.10371 of a share of our common stock. Additionally each option to a purchase a share of Series A preferred stock is now exercisable for 0.10371 of a share of common stock. The exercise price for each option was also proportionately adjusted. Of the options originally distributed by ITC Holding, options to purchase 261,518 shares of our common stock remain outstanding.

Accounting Treatment

Since ITC Holding had already paid the fair value per share when the options were purchased, Magnolia Holding, ITC Holding’s assignee, will be entitled to the proceeds when the options are exercised. When the options are exercised, Knology will receive the proceeds, and will issue the shares to the option holder. Knology will then remit the proceeds to Magnolia Holding simultaneous with the exercise of the option. If no cash proceeds are received by Knology because the option holder elects a cashless exercise, Knology will remit the exercise price of the options to Magnolia Holding in cash.

If the exercise price is paid in cash or if a cashless exercise is elected and the option holder tenders Knology shares held for six months or more as consideration for the exercise price of the options, Knology will not record compensation expense but will record the fair value of shares received as consideration for the exercise price as treasury stock with a corresponding decrease in cash which results from the remittance of cash to Magnolia Holding for the exercise price of the options. Additionally, Knology will record a reclassification between par value of preferred stock and additional paid-in capital upon exercise of the options.

If a cashless exercise is elected and the option holder tenders Knology shares held for six months or less or tenders no shares as consideration for the exercise price of the options, Knology will record treasury stock for the fair value of shares received or retained (when no shares are tendered) and a corresponding decrease in cash which results from the remittance of cash to Magnolia Holding for the exercise price of the options. For tax purposes, Knology will also record the tax benefit of compensation expense by increasing paid-in capital. Additionally, Knology will record a reclassification between par value of preferred stock and additional paid-in capital upon exercise of the options.

The six-month time period related to the Knology shares that may be tendered as consideration for cashless exercises of the Knology options will include periods prior to the reorganization and distribution in which the option holder held ITC Holding shares because the stockholder’s interest in Knology was indirectly held through their ownership of ITC Holding.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

OF THE DISTRIBUTION

The following discusses the material federal income tax consequences of the distribution for recipients of Knology options. The discussion is based on the Internal Revenue Code of 1986, as amended, all applicable U.S. Treasury regulations under the Internal Revenue Code, administrative rulings and judicial authority, all as of the date of the distribution. All of these authorities are subject to change, and any change could affect the continuing validity of this discussion. This discussion does not cover all federal income tax consequences that may apply to all categories of option holders. All option holders should consult their own tax advisors regarding the particular federal, foreign, state and local tax consequences to them of the distribution and exercise of options.

Overview

Background of ITC Holding Stock Options. ITC Holding historically granted options to purchase stock of ITC Holding to its employees and directors in connection with the performance of services. Almost all of the ITC Holding options were granted under ITC Holding’s employee and director option plans. All of the ITC Holding options were either incentive stock options or nonqualified stock options, as defined in the Internal Revenue Code and tax regulations. Employees of ITC Holding or its subsidiaries generally were granted incentive stock options, whereas directors and other nonemployees of ITC Holding were granted nonqualified stock options.

Incentive Stock Options and Nonqualified Stock Options. The only material difference between an incentive stock option and an nonqualified stock option is the way it is taxed. Incentive stock options are generally not taxed to the recipient as normal compensation, even though they are compensatory in nature. Instead, upon the eventual sale of the underlying stock acquired as a result of exercise of the option, the employee recognizes capital gain for the excess of the sales price over the exercise price as long as the shares acquired through an incentive stock option are held for at least one year following exercise and are not disposed of until at least two years after the option is granted. If the holding periods for an incentive stock option are not satisfied, the employee recognizes taxable ordinary income to the extent that the value of the stock at the date of exercise exceeds the exercise price. In the case where incentive stock option treatment is attained, the difference between the value of the stock at the date of exercise and the exercise price is treated as a preference item that increases taxable income for alternative minimum tax purposes.

In order to qualify for this favorable tax treatment, the employee must meet certain requirements. Specifically, Section 422(a) of the Internal Revenue Code provides that the holder of the incentive stock option must be an employee of the corporation, or a parent or subsidiary corporation, issuing or assuming a stock option to which Section 424(a) of the Internal Revenue Code applies at all times during the period beginning on the date the option is granted and ending on the day three months before the date of such exercise. If the option holder does not meet the employment requirement, then the incentive stock option becomes a nonqualified stock option.

A nonqualified stock option is any option that does not satisfy the statutory requirements of an incentive stock option. The recipient of a nonqualified stock option generally recognizes normal compensation equal to the difference between the fair market value of the underlying stock and the exercise price of the option on the date the nonqualified stock option is exercised.

ITC Holding and Knology Employees. Each ITC Holding option holder received options to acquire shares of Knology Series A preferred stock. As a result, employees of ITC Holding held options to purchase stock of both ITC Holding and Knology, and employees of Knology held options to purchase stock of both ITC Holding and Knology.

At the time of the spin-off of Knology from ITC Holding, employment relationships of incentive stock option holders changed. Employees of Knology ceased to be employees of a subsidiary of ITC Holding, since Knology ceased to be an ITC Holding subsidiary. Additionally, employees of ITC Holding or its subsidiaries other than Knology remained employees of ITC Holding and its subsidiaries, but ceased to be employees of the parent company of Knology, since ITC Holding ceased to be the parent company of Knology.

Tax Treatment of Option Distribution; Tax Opinion

No IRS Ruling Obtained Regarding Tax Treatment. ITC Holding received rulings from the IRS that the distribution of Knology stock to ITC Holding stockholders as described to the IRS would qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code. The tax treatment of the option holders was not the subject of these IRS rulings.

Tax Opinion Obtained Regarding Tax Treatment. We received an opinion from Arthur Andersen LLP, our independent accountants at the time of the distribution, in connection with the proposed issuance of the Knology options. The entire description of tax consequences for holders of the stock options discussed below is based on that opinion.

A tax opinion merely represents the opinion giver’s best judgment with respect to the probable outcome and is not binding on the IRS or the courts. Positions contrary to the tax opinion may be taken by the IRS and a court considering the issues may hold contrary to the opinion. In addition, the tax opinion is premised on the accuracy of factual representations and assumptions. If those factual representations or assumptions are or become incorrect in any material respect, the opinion may cease to apply. Arthur Andersen disclaimed any obligation to advise us of any new developments in the application or interpretation of the federal income tax laws subsequent to the date of the opinion or to update the opinion in the future.

Assumptions Underlying the Tax Opinion. Among other things, ITC Holding advised us, and the opinion assumed, that almost all ITC Holding options were granted under ITC Holding’s employee and director option plans and that all ITC Holding options were granted in connection with the performance of services. ITC Holding advised us, and the tax opinion assumed, that ITC Holding made a reduction of the aggregate exercise prices of the ITC Holding options in connection with the distribution of the options to purchase our stock in proportion to the relative fair market values of ITC Holding and Knology stock. In addition, ITC Holding advised us, and the tax opinion assumed, that the terms of the Knology options, other than with respect to exercise price, would be the same as the terms of the corresponding ITC Holding options.

Discussion and Conclusions of the Tax Opinion Regarding the Distribution of Knology Stock Options. The tax opinion provides as follows:

1. What was the federal tax effect of the distribution of Knology stock options to ITC Holding employees who held ITC Holding incentive stock options?

•	The distribution of Knology stock options to ITC Holding employees holding ITC Holding incentive stock options was not a taxable event.

•	The Knology stock options distributed were more likely than not incentive stock options. In the case of incentive stock options that do not subsequently become nonqualified, there will be a taxable event at the time the stock underlying the options is sold based upon the difference between the fair market value of the stock at the date of sale and the exercise price. Alternative minimum tax may also apply when incentive stock options are exercised.

•	If the IRS were to recharacterize the Knology stock options as nonqualified options, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

•	Even if the Knology stock options distributed were incentive stock options, they became nonqualified options three months after the distribution (on May 4, 2000). The conversion to a nonqualified stock option was not a taxable event. With a nonqualified stock option, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

2. What was the federal tax effect of the distribution of Knology stock options to Knology employees who held ITC Holding incentive stock options?

•	The distribution of Knology stock options to Knology employees holding ITC Holding incentive stock options was not a taxable event.

•	The Knology options distributed should be incentive stock options. In the case of incentive stock options that do not subsequently become nonqualified, there will be a taxable event at the time the stock underlying the options is sold based upon the difference between the fair market value of the stock at the date of sale and the exercise price. Alternative minimum tax may also apply when incentive stock options are exercised.

•	If the IRS were to recharacterize the Knology stock options as nonqualified options, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

3. What was the federal tax effect of the distribution of the Knology stock options to nonemployees and employees of ITC Holding and Knology who held nonqualified stock options?

•	The distribution of Knology stock options to nonemployees and employees holding nonqualified stock options of ITC Holding was not a taxable event.

•	The Knology stock options will be treated as nonqualified stock options. With a nonqualified stock option, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

Based on then-existing Internal Revenue Code and tax regulations, Arthur Andersen LLP issued a “more likely than not” opinion on whether the options were incentive stock options in the first item above and a “should” opinion on whether the options are incentive stock options in the remaining items above. Arthur Andersen LLP was not able to issue a “will” opinion since the Internal Revenue Code, regulations, or guidance issued by the IRS, which includes revenue rulings and revenue procedures, are not identical to facts and circumstances pertaining to the transactions of ITC Holding and Knology. However, Arthur Andersen LLP was unaware of the IRS making an argument inconsistent with its opinion in the context of a transaction such as the distribution. In addition, since the Internal Revenue Code, regulations, or guidance issued by the Internal Revenue Service, which includes revenue rulings and revenue procedures, did not specify whether or not a particular regulation applies to the specifics of the distribution, and the IRS may interpret the regulation as applying to the distribution, Arthur Andersen was not able to provide a “should” opinion on whether the options are incentive stock options in the first item above.

As indicated above, a tax opinion merely represents the opinion giver’s best judgment with respect to the probable outcome and is not binding on the IRS or the courts. Positions contrary to the tax opinion may be taken by the IRS and a court considering the issues may hold contrary to the opinion.

* * *

The summary of federal income tax consequences and the Arthur Andersen LLP opinion set forth above do not purport to cover all federal income tax consequences that may apply to all categories of option holders. All option holders should consult their own tax advisors regarding the particular federal, foreign, state and local tax consequences of the distribution and exercise of options to such option holders.

USE OF PROCEEDS

Knology will not receive any proceeds from the issuance of the shares of common stock upon the exercise of the Knology options. Pursuant to the terms of the residual note held by Magnolia Holding, Knology will pay to Magnolia Holding any proceeds received by Knology from the exercise of the Knology options distributed in the option distribution. In the event of a cashless exercise of any of the Knology options, Knology must pay to Magnolia Holding in cash an amount equal to the exercise price. See “The Distribution – Residual Note.”

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is subject to the provisions of our amended and restated certificate of incorporation, as amended, and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable law.

Authorized Capital Stock

Our authorized capital stock consists of 200,000,000 shares of common stock, $.01 par value, 25,000,000 shares of non-voting common stock, $.01 par value, and 199,000,000 shares of preferred stock, $.01 par value.

Common Stock

As of March 11, 2004, there were 21,513,620 shares of common stock outstanding that were held of record by approximately 916 stockholders.

Subject to the rights and preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock have the rights and preferences set forth below.

Voting rights. Each holder of common stock is entitled to attend all special and annual meetings of the stockholders of our company and, together with the holders of all other classes of stock entitled to attend and vote at such meetings, to vote upon any matter or thing properly considered and acted upon by the stockholders. Holders of common stock are entitled to one vote per share.

Liquidation rights. In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, holders of common stock are entitled to participate with the holders of our non-voting common stock ratably on a per-share basis in all distributions to the holders of common stock and non-voting common stock.

Dividends. Dividends and distributions may be paid on the common stock in cash, property or securities, and the holders of our common stock are entitled to participate with the holders of our non-voting common stock ratably on a per share basis in such dividends and distributions.

Redemption. All outstanding shares of our common stock are subject to redemption if our board of directors determines such action should be taken to prevent the loss or secure the reinstatement of a license or franchise held by us or any of our subsidiaries and used to conduct our business.

Non-Voting Common Stock

As of March 11, 2004, there were 2,170,127 shares of non-voting common stock outstanding held of record by one stockholder.

Subject to the rights and preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of non-voting common stock have the rights and preferences set out below.

Voting rights. Holders of non-voting common stock do not have any voting rights except as required by Delaware law.

Liquidation rights. In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, holders of non-voting common stock are entitled to participate with the holders of our common stock ratably on a per-share basis in all distributions to the holders of non-voting common stock and common stock.

Dividends. Dividends and distributions may be paid on the non-voting common stock in cash, property or securities, and the holders of non-voting common stock are entitled to participate with such holders of our common stock ratably on a per share basis in such dividends and distributions.

Redemption. All outstanding shares of non-voting common stock are subject to redemption if our board of directors determines such action should be taken to prevent the loss or secure the reinstatement of a material license or franchise held by us or any of our subsidiaries and used to conduct our business.

Conversion into common stock. Shares of the non-voting common stock will be automatically converted into an equal number of shares of common stock when such shares are transferred by SCANA or one of its affiliates to a person other than SCANA or one of its affiliates. We are required to take all action necessary to adjust the non-voting common stock when and to the same extent that adjustments to the common stock are made, including stock splits, stock dividends, stock combinations, recapitalizations, reclassifications and other adjustments.

Preferred Stock

Of the 199,000,000 authorized shares of preferred stock, 56,000,000 shares were designated as Series A preferred stock, 21,180,131 shares were designated as Series B preferred stock, 60,000,000 shares were designated as Series C preferred stock, 34,000,000 shares were designated as Series D preferred stock and 25,000,000 shares were designated as Series E preferred stock. As of December 31, 2003, there were no shares of Series A, B, C, D or E preferred stock outstanding. Our board of directors does not intend to authorize the issuance of any shares of Series A, B, C, D or E preferred stock in the future.

Undesignated Preferred Stock

Our certificate of incorporation also authorizes our board of directors to issue, from time to time and without further stockholder action, except as required by applicable law, one or more series of preferred stock, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights, conversion privileges and other rights. The issuance of additional preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders. Preferred stock issued with voting, conversion or redemption rights may adversely affect the voting power of the holders of common stock and existing series of preferred stock, and could discourage attempts to obtain control of us.

Board Rights

Under our stockholders agreement, so long as ventures funds associated with each of Whitney and Blackstone maintains ownership of at least of 5.0% of our common stock on a fully diluted basis, we and the other parties to our stockholders agreement have agreed to take all action within our power to cause their respective designees to be elected to our board of directors.

Certain Charter and Statutory Provisions

Certain provisions of the Delaware General Corporation Law, our certificate of incorporation, our bylaws and our stock option plans may have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt. This may be true even in circumstances where a takeover attempt might result in payment of a premium over market price for shares held by stockholders.

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits, subject to certain exceptions, a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder. A business combination includes mergers, asset sales and other transactions that may result in a financial benefit to stockholders. A person will be deemed an interested stockholder triggering this protection if the person together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of our outstanding voting stock.

There are three exceptions to these provisions. First, if our board of directors gives prior approval to either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder then the restrictions do not apply. Second, the restrictions will not apply if, upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock. Finally, the restrictions will not apply if, at the time of or following the consummation of the transaction in which the stockholder became an interested stockholder, our board of directors approves the business combination and stockholders holding at least 66?% of our outstanding voting stock not owned by the interested stockholder authorize the business combination.

We may issue additional shares of preferred stock. Under certain circumstances, the issuance of preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of our stock.

The provisions of our certificate of incorporation and our bylaws may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving us. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors in connection with the transaction. For example, our board is divided into three classes which serve staggered three-year terms. Additionally, our stockholders must comply with the notice provisions in our bylaws and may not call special meetings. Certain of these provisions may, however, discourage our future acquisition in a transaction not approved by our board of directors in which stockholders might receive an attractive value for their shares or that a substantial number or even a majority of our stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for our common stock at a premium, as well as create a depressive effect on the market price of our common stock.

LEGAL MATTERS

Hogan & Hartson L.L.P., of Washington, D.C., has issued an opinion about certain legal matters with respect to our Series A preferred stock, options and common stock. Arthur Andersen LLP has issued an opinion about certain tax matters with respect to federal income tax consequences of the distribution to ITC Holding option holders.

EXPERTS

The consolidated financial statements of Knology, Inc. as of and for the years ended December 31, 2003 and 2002 incorporated herein by reference to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing therein and incorporated by reference herein (which report expresses an unqualified opinion and includes explanatory paragraphs concerning: (1) the company’s change in its method of accounting for stock-based compensation to conform with Statement of Financial Accounting Standards No. 123; (2) the company’s change in its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142; and (3) the application of procedures relating to certain disclosures and reclassifications of consolidated financial statement amounts related to the 2001 consolidated financial statements that were audited by other auditors who have ceased operations), and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The consolidated financial statements of Knology, Inc. for the years ended December 31, 2001 and 2000 were audited by Arthur Andersen LLP, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports. The ability of Arthur Andersen to satisfy any claims (including claims arising from its provision of auditing and other services to Knology Inc.) may be limited as a result of the diminished amount of assets of Arthur Andersen that are or may in the future be available to satisfy claims.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, and in accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our reports, proxy statements and most other information that we file with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains our reports, proxy statements and other information as well as documents from other companies that file electronically with SEC. The site is http://www.sec.gov.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the related exhibits, financial statements and schedules thereto. We refer you to the registration statement and the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with the SEC in other documents. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superceded by information in this prospectus, and should be read with the same care. We have filed with the SEC and hereby incorporate by reference in this prospectus the following:

(1)	Our Annual Report of Form 10-K for fiscal year end December 31, 2003;

(2)	Our Current Reports on Form 8-K filed on January 14, 2004, February 19, 2004 and March 3, 2004 (other than, with respect to these reports, information that is not deemed to have been filed in accordance with SEC rules); and

(3)	The description of the common stock contained in our registration statement on Form 8-A filed on December 12, 2003.

Any document we file pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, as amended, (other than information that is not deemed to have been filed in accordance with SEC rules) after the date of this prospectus and prior to the termination of the offering of securities to which this prospectus relates will automatically be deemed to be incorporated herein by reference and to be part hereof from the date of the filing of those documents. Any documents we file pursuant to these sections of the Securities Exchange Act after the date of the registration statement that contains this prospectus is filed and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated herein by reference and to be part hereof from the date of filing of those documents. Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superceded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supercedes that statement. In other words, in all cases, if you are considering whether to rely on information contained in this prospectus or information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents referred to above. Requests for these documents should be directed to Chad S. Wachter, Knology, Inc., 1241 O.G. Skinner Boulevard, West Point, Georgia 31833, telephone (706) 634-2663.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is current as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Not applicable.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Under Section 145 of the Delaware corporation law, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation’s request, in such capacities with another enterprise, against expenses (including attorneys’ fees), as well as judgments, fines and settlements in non derivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware corporation law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware corporation law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. Our Amended and Restated Certificate of Incorporation and our Bylaws contain provisions that provide for the indemnification of our directors and officers to the fullest extent permitted by the Delaware corporation law.

ITEM 16. EXHIBITS

Exhibit No.	Exhibit Description
2.1	Joint Plan of Reorganization of Knology Broadband, Inc. filed with the United States Bankruptcy Court for the Northern District of Georgia, Newnan Division, by Knology, Inc. and Knology Broadband, Inc., on September 18, 2002, confirmed on October 22, 2002 and effective on November 6, 2002 (Incorporated herein by reference to Exhibit 2.1 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

2.2	Asset Purchase Agreement, dated as of July 15, 2003, by and between Verizon Media Ventures Inc. and Knology New Media, Inc. (Incorporated herein by reference to Exhibit 2.2 to Knology, Inc.’s Registration Statement on Form S-2 (File No. 333-109366)).

2.3	Side Letter Agreement, dated as of July 15, 2003, by and between Verizon Media Ventures Inc. and Knology New Media, Inc. (Incorporated herein by reference to Exhibit 2.3 to Knology, Inc.’s Registration Statement on Form S-2 (File No. 333-109366)).

2.4	Agreement, dated as of July 15, 2003, between GLA New Ventures, LLC and Knology, Inc. (Incorporated herein by reference to Exhibit 2.4 to Knology, Inc.’s Registration Statement on Form S-2 (File No. 333-109366)).

4.1	Amended and Restated Certificate of Incorporation of Knology, Inc. (Incorporated herein by reference to Exhibit 4.1 to Knology Inc.’s Registration Statement on Form S-8 (File No. 333-103248)).

4.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Knology, Inc. (Incorporated herein by reference to Exhibit 4.2 to Knology, Inc.’s Registration Statement on Form S-2 (File No. 333-109366)).

4.3	Bylaws of Knology, Inc. (Previously filed as Exhibit 3.2).

4.4	Specimen of Stock Certificate for Shares of Common Stock, par value $0.01 per share (Incorporated herein by reference to Exhibit 4.4 to Knology, Inc.’s Registration Statement on Form S-2 (File No. 333-109366)).

4.5	Indenture, dated as of November 6, 2002, by and between Knology Inc. and Wilmington Trust Company, as Trustee, relating to the 12% Senior Notes Due 2009 of Knology, Inc. (Incorporated herein by reference to Exhibit 4.1 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

4.6	Form of Senior Note (contained in Exhibit 4.5).

5.1	Opinion of Hogan & Hartson L.L.P. (Previously filed)

8.1	Opinion of Arthur Andersen LLP regarding certain tax matters (Previously filed)

23.1	Consent of Deloitte & Touche LLP.

23.2*	Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a under the Securities Act of 1933).

23.3	Consent of Hogan & Hartson L.L.P. (Previously filed).

23.4	Consent of Arthur Andersen relating to Exhibit 8.1 (Previously filed).

24.1	Power of Attorney (Previously filed).

99.1	IRS Private Letter Ruling, dated April 1, 1999 (Previously filed).

99.2	IRS Private Letter Ruling, dated December 22, 1999 (Previously filed).

*	After reasonable efforts, the Registrant has been unable to obtain the consent of Arthur Andersen LLP to the inclusion in this Registration Statement of its report with respect to the Registrant’s consolidated financial statements for the year ended December 31, 2001. Under these circumstances, Rule 437a under the Securities Act permits this Registration Statement to be filed without the written consent from Arthur Andersen LLP. As a result, persons exercising options to purchase Series A preferred stock may not be able to recover damages from Arthur Andersen LLP under Section 11 of the Securities Act, for any untrue statement of a material fact or any omission to state a material fact, contained in the Registrant’s consolidated financial statements for the year ended December 31, 2001.

ITEM 17. UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a) (1) (i) and (a) (1) (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Securities Act maybe permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise,

the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amended Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of West Point, Georgia on this 15th day of April, 2004.

KNOLOGY, INC.

By:	/s/ CHAD S. WACHTER
Chad S. Wachter Vice President, General Counsel & Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed as of April 15, 2004 by the following persons in the capacities indicated.

SIGNATURE	TITLE

* Campbell B. Lanier, III	Chairman of the Board and Director

* Rodger L. Johnson	President, Chief Executive Officer and Director (Principal executive officer)

* Robert K. Mills	Chief Financial Officer, Vice President and Treasurer (Principal financial officer and principal accounting officer)

* Donald W. Burton	Director

* William H. Scott, III	Director

* Richard S. Bodman	Director

O. Gene Gabbard	Director

* Alan A. Burgess	Director

Bret Pearlman	Director

William Laverack, Jr.	Director

Eugene I. Davis	Director

* By	/s/ CHAD S. WACHTER
Chad S. Wachter As Attorney-in-fact